SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

                   ANNUAL REPORT PURSUANT TO SECTION 15(dd) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 1997

                          Commission file number 1-3004



                             Illinois Power Company
                             Incentive Savings Plan
                          for Employees Covered Under a
                         Collective Bargaining Agreement
                            (Full title of the plan)




                              Illinova Corporation
                              500 South 27th Street
                             Decatur, Illinois 62525


                     (Name of issuer of the securities held
                      pursuant to the plan and the address
                       of its principal executive office.)

                             ILLINOIS POWER COMPANY
                             INCENTIVE SAVINGS PLAN
                          FOR EMPLOYEES COVERED UNDER A
                         COLLECTIVE BARGAINING AGREEMENT



                              FINANCIAL STATEMENTS
                           AND ADDITIONAL INFORMATION




                                DECEMBER 31, 1997

                             ILLINOIS POWER COMPANY
                             INCENTIVE SAVINGS PLAN
                          FOR EMPLOYEES COVERED UNDER A
                         COLLECTIVE BARGAINING AGREEMENT


            Index to Financial Statements and Additional Information

Financial Statements:                                                       Page

        Report of Independent Accountants                                      1

        Statements of Net Assets Available for Benefits
        with Fund Information as of
        December 31, 1997 and 1996                                          2-14

        Statements  of Changes in Net Assets  Available
        for Benefits  with Fund Information for the
        years ended December 31, 1997 and 1996                             15-28

        Notes to Financial Statements                                      29-37

Additional Information:

       Schedule I - Schedule of Assets Held for Investment Purposes

       Schedule II - Schedule of Reportable Transactions



     Note:Other schedules required by section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

ILLINOIS POWER COMPANY
INCENTIVE SAVINGS PLAN FOR EMPLOYEES COVERED
UNDER A COLLECTIVE BARGAINING AGREEMENT


Statement of Net Assets Available for Benefits with Fund Information as of December 31, 1997

                                                                  Fidelity
                                                Illinova            Equity
                                                  Stock             Income
                                                  Fund               Fund
ASSETS:
   Cash and Temporary Cash Investments          $225,140                 $0
   Investments at Fair Value                  23,978,597         22,793,804
                                             -----------        -----------
       Total Investments                      24,203,737         22,793,804

   Dividends and Interest Receivable               1,009                  0
   Employee Contributions Receivable              22,489             88,452
   Employer Contributions Receivable             623,739                  0
   Loan Repayments Receivable                      1,116             16,526
   Loans Outstanding                                   0                  0
                                             -----------        -----------
       Other Assets                              648,353            104,978
                                             -----------        -----------
   Total Assets                               24,852,090         22,898,782
                                             -----------        -----------

LIABILITIES:
   Accrued Expenses                                2,469                  0
                                             -----------        -----------
   Total Liabilities                               2,469                  0
                                             -----------        -----------
NET ASSETS AVAILABLE FOR BENEFITS            $24,849,621        $22,898,782
                                             ===========        ===========


See Accompanying Notes to Financial Statements

ILLINOIS POWER COMPANY
INCENTIVE SAVINGS PLAN FOR EMPLOYEES COVERED
UNDER A COLLECTIVE BARGAINING AGREEMENT


Statement of Net Assets Available for Benefits with Fund Information as of December 31, 1997

                                               Fidelity
                                              Retirement
                                                Growth             Loan
                                                 Fund              Fund
ASSETS:
   Cash and Temporary Cash Investments                $0                $0
   Investments at Fair Value                  20,643,042                 0
                                             -----------        ----------
       Total Investments                      20,643,042                 0

   Dividends and Interest Receivable                   0                 0
   Employee Contributions Receivable              84,167                 0
   Employer Contributions Receivable                   0                 0
   Loan Repayments Receivable                     18,408          (60,929)
   Loans Outstanding                                   0         3,178,759
                                             -----------        ----------
       Other Assets                              102,575         3,117,830
                                             -----------        ----------
   Total Assets                               20,745,617         3,117,830
                                             -----------        ----------

LIABILITIES:
   Accrued Expenses                                    0                 0
                                             -----------        ----------
   Total Liabilities                                   0                 0
                                             -----------        ----------
NET ASSETS AVAILABLE FOR BENEFITS            $20,745,617        $3,117,830
                                             ===========        ==========


See Accompanying Notes to Financial Statements

ILLINOIS POWER COMPANY
INCENTIVE SAVINGS PLAN FOR EMPLOYEES COVERED
UNDER A COLLECTIVE BARGAINING AGREEMENT


Statement of Net Assets Available for Benefits with Fund Information as of December 31, 1997

                                             Fidelity             Fidelity
                                              Asset                Asset
                                              Manager             Manager
                                              Income               Growth
                                               Fund                 Fund
ASSETS:
   Cash and Temporary Cash Investments             $0                   $0
   Investments at Fair Value                  453,190            3,392,633
                                             --------           ----------
       Total Investments                      453,190            3,392,633

   Dividends and Interest Receivable                0                    0
   Employee Contributions Receivable            2,500               17,470
   Employer Contributions Receivable                0                    0
   Loan Repayments Receivable                     357                3,142
   Loans Outstanding                                0                    0
                                             --------           ----------
       Other Assets                             2,857               20,612
                                             --------           ----------
   Total Assets                               456,047            3,413,245
                                             --------           ----------

LIABILITIES:
   Accrued Expenses                                 0                    0
                                             --------           ----------
   Total Liabilities                                0                    0
                                             --------           ----------
NET ASSETS AVAILABLE FOR BENEFITS            $456,047           $3,413,245
                                             ========           ==========


           See Accompanying Notes to Financial Statements

ILLINOIS POWER COMPANY
INCENTIVE SAVINGS PLAN FOR EMPLOYEES COVERED
UNDER A COLLECTIVE BARGAINING AGREEMENT


Statement of Net Assets Available for Benefits with Fund Information as of December 31, 1997

                                              Fidelity             Fidelity
                                                Asset             International
                                               Manager             Growth and
                                                Fund               Income Fund
ASSETS:
   Cash and Temporary Cash Investments               $0                 $0
   Investments at Fair Value                  3,930,020          1,467,400
                                             ----------         ----------
       Total Investments                      3,930,020          1,467,400

   Dividends and Interest Receivable                  0                  0
   Employee Contributions Receivable             18,312              9,490
   Employer Contributions Receivable                  0                  0
   Loan Repayments Receivable                     5,375              2,046
   Loans Outstanding                                  0                  0
                                             ----------         ----------
       Other Assets                              23,687             11,536
                                             ----------         ----------
   Total Assets                               3,953,707          1,478,936
                                             ----------         ----------

LIABILITIES:
   Accrued Expenses                                   0                  0
                                             ----------         ----------
   Total Liabilities                                  0                  0
                                             ----------         ----------
NET ASSETS AVAILABLE FOR BENEFITS            $3,953,707         $1,478,936
                                             ==========         ==========


See Accompanying Notes to Financial Statements

ILLINOIS POWER COMPANY
INCENTIVE SAVINGS PLAN FOR EMPLOYEES COVERED
UNDER A COLLECTIVE BARGAINING AGREEMENT


Statement of Net Assets Available for Benefits with Fund Information as of December 31, 1997

                                              Fidelity
                                               Managed            US Equity
                                              Income               Index
                                              Portfolio          Commingled
                                                Fund                Pool

   Cash and Temporary Cash Investments                $0                $0
   Investments at Fair Value                  10,751,250         1,442,606
                                             -----------        ----------
       Total Investments                      10,751,250         1,442,606

   Dividends and Interest Receivable                   0                 0
   Employee Contributions Receivable              37,258            13,897
   Employer Contributions Receivable                   0                 0
   Loan Repayments Receivable                      9,457             2,204
   Loans Outstanding                                   0                 0
                                             -----------        ----------
       Other Assets                               46,715            16,101
                                             -----------        ----------
   Total Assets                               10,797,965         1,458,707
                                             -----------        ----------

LIABILITIES:
   Accrued Expenses                                    0                 0
                                             -----------        ----------
   Total Liabilities                                   0                 0
                                             -----------        ----------
NET ASSETS AVAILABLE FOR BENEFITS            $10,797,965        $1,458,707
                                             ===========        ==========


See Accompanying Notes to Financial Statements

ILLINOIS POWER COMPANY
INCENTIVE SAVINGS PLAN FOR EMPLOYEES COVERED
UNDER A COLLECTIVE BARGAINING AGREEMENT


Statement of Net Assets Available for Benefits with Fund Information as of December 31, 1997

                                              Founders             USAA
                                               Growth           International
                                                Fund               Fund
ASSETS:
   Cash and Temporary Cash Investments             $0                 $0
   Investments at Fair Value                  525,426            172,900
                                             --------           --------
       Total Investments                      525,426            172,900

   Dividends and Interest Receivable                0                  0
   Employee Contributions Receivable            5,662              1,624
   Employer Contributions Receivable                0                  0
   Loan Repayments Receivable                   1,017                157
   Loans Outstanding                                0                  0
                                             --------           --------
       Other Assets                             6,679              1,781
                                             --------           --------
   Total Assets                               532,105            174,681
                                             --------           --------

LIABILITIES:
   Accrued Expenses                                 0                  0
                                             --------           --------
   Total Liabilities                                0                  0
                                             --------           --------
NET ASSETS AVAILABLE FOR BENEFITS            $532,105           $174,681
                                             ========           ========


See Accompanying Notes to Financial Statements

ILLINOIS POWER COMPANY
INCENTIVE SAVINGS PLAN FOR EMPLOYEES COVERED
UNDER A COLLECTIVE BARGAINING AGREEMENT


Statement of Net Assets Available for Benefits with Fund Information as of December 31, 1997

                                               Warburg
                                               Pincus             Fidelity
                                              Emerging           Brokerage
                                               Growth              Link
ASSETS:
   Cash and Temporary Cash Investments             $0                 $0
   Investments at Fair Value                  326,002            516,147
                                             --------           --------
       Total Investments                      326,002            516,147

   Dividends and Interest Receivable                0                  0
   Employee Contributions Receivable            2,478                293
   Employer Contributions Receivable                0                  0
   Loan Repayments Receivable                     289                835
   Loans Outstanding                                0                  0
                                             --------           --------
       Other Assets                             2,767              1,128
                                             --------           --------
   Total Assets                               328,769            517,275
                                             --------           --------

LIABILITIES:
   Accrued Expenses                                 0                  0
                                             --------           --------
   Total Liabilities                                0                  0
                                             --------           --------
NET ASSETS AVAILABLE FOR BENEFITS            $328,769           $517,275
                                             ========           ========


See Accompanying Notes to Financial Statements

ILLINOIS POWER COMPANY
INCENTIVE SAVINGS PLAN



Statement of Net Assets Available for Benefits with Fund Information as of December 31, 1997

                                                Total All
                                                  Funds
ASSETS:
   Cash and Temporary Cash Investments          $225,140
   Investments at Fair Value                  90,393,017
                                             -----------
       Total Investments                      90,618,157

   Dividends and Interest Receivable               1,009
   Employee Contributions Receivable             304,092
   Employer Contributions Receivable             623,739
   Loan Repayments Receivable                          0
   Loans Outstanding                           3,178,759
                                             -----------
       Other Assets                            4,107,599
                                             -----------
   Total Assets                               94,725,756
                                             -----------

LIABILITIES:
   Accrued Expenses                                2,469
                                             -----------
   Total Liabilities                               2,469
                                             -----------
NET ASSETS AVAILABLE FOR BENEFITS            $94,723,287
                                             ===========


See Accompanying Notes to Financial Statements

ILLINOIS POWER COMPANY
INCENTIVE SAVINGS PLAN FOR EMPLOYEES COVERED
UNDER A COLLECTIVE BARGAINING AGREEMENT


Statement of Net Assets Available for Benefits with Fund Information as of December 31, 1996

                                                                  Fidelity
                                                Illinova           Equity
                                                 Stock             Income
                                                 Fund               Fund
ASSETS:
   Cash and Temporary Cash Investments           $251,748                $0
   Investments at Fair Value                   22,811,497        16,154,296
                                              -----------       -----------
       Total Investments                       23,063,245        16,154,296

   Dividends and Interest Receivable                1,119                 0
   Employee Contributions Receivable                3,456            73,280
   Employer Contributions Receivable            1,264,346                 0
   Loan Repayments Receivable                       1,114            20,216
   Loans Outstanding                                    0                 0
                                              -----------       -----------
       Other Assets                             1,270,035            93,496
                                              -----------       -----------
   Total Assets                                24,333,280        16,247,792
                                              -----------       -----------

LIABILITIES:
   Accrued Expenses                                66,855                 0
                                              -----------       -----------
   Total Liabilities                               66,855                 0
                                              -----------       -----------
NET ASSETS AVAILABLE FOR BENEFITS             $24,266,425       $16,247,792
                                              ===========       ===========

See Accompanying Notes to Financial Statements

ILLINOIS POWER COMPANY
INCENTIVE SAVINGS PLAN FOR EMPLOYEES COVERED
UNDER A COLLECTIVE BARGAINING AGREEMENT


Statement of Net Assets Available for Benefits with Fund Information as of December 31, 1996

                                               Fidelity
                                              Retirement
                                               Growth                Loan
                                                Fund                 Fund

ASSETS:
   Cash and Temporary Cash Investments                 $0               $0
   Investments at Fair Value                   18,349,277                0
                                              -----------       ----------
       Total Investments                       18,349,277                0

   Dividends and Interest Receivable                    0                0
   Employee Contributions Receivable               82,578                0
   Employer Contributions Receivable                    0                0
   Loan Repayments Receivable                      21,323         (60,935)
   Loans Outstanding                                    0        2,805,579
                                              -----------       ----------
       Other Assets                               103,901        2,744,644
                                              -----------       ----------
   Total Assets                                18,453,178        2,744,644
                                              -----------       ----------

LIABILITIES:
   Accrued Expenses                                     0                0
                                              -----------       ----------
   Total Liabilities                                    0                0
                                              -----------       ----------
NET ASSETS AVAILABLE FOR BENEFITS             $18,453,178       $2,744,644
                                              ===========       ==========


See Accompanying Notes to Financial Statements

ILLINOIS POWER COMPANY
INCENTIVE SAVINGS PLAN FOR EMPLOYEES COVERED
UNDER A COLLECTIVE BARGAINING AGREEMENT


Statement of Net Assets Available for Benefits with Fund Information as of December 31, 1996

                                              Fidelity              Fidelity
                                               Asset                  Asset
                                              Manager               Manager
                                              Income                 Growth
                                               Fund                   Fund
ASSETS:
   Cash and Temporary Cash Investments             $0                   $0
   Investments at Fair Value                  302,753            2,397,751
                                             --------           ----------
       Total Investments                      302,753            2,397,751

   Dividends and Interest Receivable                0                    0
   Employee Contributions Receivable            2,503               14,476
   Employer Contributions Receivable                0                    0
   Loan Repayments Receivable                     403                2,383
   Loans Outstanding                                0                    0
                                             --------           ----------
       Other Assets                             2,906               16,859
                                             --------           ----------
   Total Assets                               305,659            2,414,610
                                             --------           ----------

LIABILITIES:
   Accrued Expenses                                 0                    0
                                             --------           ----------
   Total Liabilities                                0                    0
                                             --------           ----------
NET ASSETS AVAILABLE FOR BENEFITS            $305,659           $2,414,610
                                             ========           ==========


See Accompanying Notes to Financial Statements

ILLINOIS POWER COMPANY
INCENTIVE SAVINGS PLAN FOR EMPLOYEES COVERED
UNDER A COLLECTIVE BARGAINING AGREEMENT


Statement of Net Assets Available for Benefits with Fund Information as of December 31, 1996

                                               Fidelity           Fidelity
                                                Asset            International
                                                Manager           Growth and
                                                 Fund             Income Fund
ASSETS:
   Cash and Temporary Cash Investments               $0                 $0
   Investments at Fair Value                  3,438,571          1,469,320
                                             ----------         ----------
       Total Investments                      3,438,571          1,469,320

   Dividends and Interest Receivable                  0                  0
   Employee Contributions Receivable             16,826             10,094
   Employer Contributions Receivable                  0                  0
   Loan Repayments Receivable                     2,650              2,458
   Loans Outstanding                                  0                  0
                                             ----------         ----------
       Other Assets                              19,476             12,552
                                             ----------         ----------
   Total Assets                               3,458,047          1,481,872
                                             ----------         ----------

LIABILITIES:
   Accrued Expenses                                   0                  0
                                             ----------         ----------
   Total Liabilities                                  0                  0
                                             ----------         ----------
NET ASSETS AVAILABLE FOR BENEFITS            $3,458,047         $1,481,872
                                             ==========         ==========


See Accompanying Notes to Financial Statements

ILLINOIS POWER COMPANY
INCENTIVE SAVINGS PLAN FOR EMPLOYEES COVERED
UNDER A COLLECTIVE BARGAINING AGREEMENT


Statement of Net Assets Available for Benefits with Fund Information as of December 31, 1996

                                              Fidelity
                                               Managed
                                               Income
                                              Portfolio            Total All
                                                Fund                 Funds

ASSETS:
   Cash and Temporary Cash Investments                $0           $251,748
   Investments at Fair Value                  10,955,488         75,878,953
                                             -----------        -----------
       Total Investments                      10,955,488         76,130,701

   Dividends and Interest Receivable                   0              1,119
   Employee Contributions Receivable              34,734            237,947
   Employer Contributions Receivable                   0          1,264,346
   Loan Repayments Receivable                     10,388                  0
   Loans Outstanding                                   0          2,805,579
                                             -----------        -----------
       Other Assets                               45,122          4,308,991
                                             -----------        -----------
   Total Assets                               11,000,610         80,439,692
                                             -----------        -----------

LIABILITIES:
   Accrued Expenses                                    0             66,855
                                             -----------        -----------
   Total Liabilities                                   0             66,855
                                             -----------        -----------
NET ASSETS AVAILABLE FOR BENEFITS            $11,000,610        $80,372,837
                                             ===========        ===========


See Accompanying Notes to Financial Statements

ILLINOIS POWER COMPANY
INCENTIVE SAVINGS PLAN FOR EMPLOYEES COVERED
UNDER A COLLECTIVE BARGAINING AGREEMENT


Statement of Changes in Net Assets Available for Benefits with Fund Information for the Year Ended December 31, 1997

                                                                   Fidelity
                                                Illinova            Equity
                                                 Stock              Income
                                                 Fund                Fund
Sources of Participants' Equity:
   Contributions:
         Employee                                $87,490         $1,890,400
         Employer                              1,762,154                  0
Fund-to-Fund Transfers                         (457,237)            741,903
         Plan-to-Plan Transfers                (362,516)          (173,427)
         Loan Repayments                          29,926            396,081
                                             -----------        -----------
                                               1,059,817          2,854,957
                                             -----------        -----------
   Investment Income:
       Dividend and Interest Income            1,092,379          1,233,058
       Net Change in Fair Value of
         Investments                           (422,572)          3,817,687
                                             -----------        -----------
                                                 669,807          5,050,745
                                             -----------        -----------
Application of Participants' Equity:
       Loans to Participants                      31,561            491,906
       Distributions to Active and
         Terminated Participants               1,077,520            756,492
       Administrative and Miscellaneous
         Expenses                                 37,347              6,314
                                             -----------        -----------
                                               1,146,428          1,254,712
                                             -----------        -----------
Increase (Decrease) in Net Assets
   Available for Benefits                        583,196          6,650,990

Net Assets Available for Benefits,
   Beginning of Year                          24,266,425         16,247,792
                                             -----------        -----------
Net Assets Available for Benefits,
   End of Year                               $24,849,621        $22,898,782
                                             ===========        ===========

See Accompanying Notes to Financial Statements

ILLINOIS POWER COMPANY
INCENTIVE SAVINGS PLAN FOR EMPLOYEES COVERED
UNDER A COLLECTIVE BARGAINING AGREEMENT


Statement of Changes in Net Assets Available for Benefits with Fund Information for the Year Ended December 31, 1997

                                               Fidelity
                                               Retirement
                                                Growth             Loan
                                                 Fund              Fund

Sources of Participants' Equity:
   Contributions:
         Employee                             $1,890,161                 $0
         Employer                                      0                  0
         Fund-to-Fund Transfers              (1,647,064)                  0
         Plan-to-Plan Transfers                (329,329)           (51,768)
         Loan Repayments                         395,922        (1,033,675)
                                             -----------         ----------
                                                 309,690        (1,085,443)
                                             -----------         ----------
   Investment Income:
       Dividend and Interest Income            3,561,464                  0
       Net Change in Fair Value of
         Investments                           (295,168)                  0
                                             -----------         ----------
                                               3,266,296                  0
                                             -----------         ----------
Application of Participants' Equity:
       Loans to Participants                     468,136        (1,537,913)
       Distributions to Active and
         Terminated Participants                 813,814             79,284
       Administrative and Miscellaneous
         Expenses                                  1,597                  0
                                             -----------         ----------
                                               1,283,547        (1,458,629)
                                             -----------         ----------
Increase (Decrease) in Net Assets
   Available for Benefits                      2,292,439            373,186

Net Assets Available for Benefits,
   Beginning of Year                          18,453,178          2,744,644
                                             -----------         ----------
Net Assets Available for Benefits,
   End of Year                               $20,745,617         $3,117,830
                                             ===========         ==========

See Accompanying Notes to Financial Statements

ILLINOIS POWER COMPANY
INCENTIVE SAVINGS PLAN FOR EMPLOYEES COVERED
UNDER A COLLECTIVE BARGAINING AGREEMENT


Statement of Changes in Net Assets Available for Benefits with Fund Information for the Year Ended December 31, 1997

                                              Fidelity           Fidelity
                                               Asset               Asset
                                              Manager             Manager
                                              Income              Growth
                                               Fund                Fund
Sources of Participants' Equity:
   Contributions:
         Employee                             $71,810             $369,988
         Employer                                   0                    0
         Fund-to-Fund Transfers                70,609              119,410
         Plan-to-Plan Transfers               (8,078)             (73,516)
         Loan Repayments                        8,867               65,931
                                             --------           ----------
                                              143,208              481,813
                                             --------           ----------
   Investment Income:
       Dividend and Interest Income            27,406              353,126
       Net Change in Fair Value of
         Investments                           14,718              318,629
                                             --------           ----------
                                               42,124              671,755
                                             --------           ----------
Application of Participants' Equity:
       Loans to Participants                    6,753               77,490
       Distributions to Active and
         Terminated Participants               28,056               77,393
       Administrative and Miscellaneous
         Expenses                                 135                   50
                                             --------           ----------
                                               34,944              154,933
                                             --------           ----------
Increase (Decrease) in Net Assets
   Available for Benefits                     150,388              998,635

Net Assets Available for Benefits,
   Beginning of Year                          305,659            2,414,610
                                             --------           ----------
Net Assets Available for Benefits,
   End of Year                               $456,047           $3,413,245
                                             ========           ==========

See Accompanying Notes to Financial Statements

ILLINOIS POWER COMPANY
INCENTIVE SAVINGS PLAN FOR EMPLOYEES COVERED
UNDER A COLLECTIVE BARGAINING AGREEMENT


Statement of Changes in Net Assets Available for Benefits with Fund Information for the Year Ended December 31, 1997

                                               Fidelity            Fidelity
                                                Asset             International
                                               Manager             Growth and
                                                Fund              Income Fund
Sources of Participants' Equity:
   Contributions:
         Employee                              $398,097           $220,362
         Employer                                     0                  0
         Fund-to-Fund Transfers               (332,512)          (269,119)
         Plan-to-Plan Transfers                (51,709)              3,351
         Loan Repayments                         61,638             47,613
                                             ----------         ----------
                                                 75,514              2,207
                                             ----------         ----------
   Investment Income:
       Dividend and Interest Income             345,904             87,091
       Net Change in Fair Value of
         Investments                            386,629             17,608
                                             ----------         ----------
                                                732,533            104,699
                                             ----------         ----------
Application of Participants' Equity:
       Loans to Participants                    101,367             53,246
       Distributions to Active and
         Terminated Participants                210,913             56,396
       Administrative and Miscellaneous
         Expenses                                   107                200
                                             ----------         ----------
                                                312,387            109,842
                                             ----------         ----------
Increase (Decrease) in Net Assets
   Available for Benefits                       495,660            (2,936)

Net Assets Available for Benefits,
   Beginning of Year                          3,458,047          1,481,872
                                             ----------         ----------
Net Assets Available for Benefits,
   End of Year                               $3,953,707         $1,478,936
                                             ==========         ==========

See Accompanying Notes to Financial Statements

ILLINOIS POWER COMPANY
INCENTIVE SAVINGS PLAN FOR EMPLOYEES COVERED
UNDER A COLLECTIVE BARGAINING AGREEMENT


Statement of Changes in Net Assets Available for Benefits with Fund Information for the Year Ended December 31, 1997

                                               Fidelity
                                                Managed           US Equity
                                                 Income            Index
                                               Portfolio         Commingled
                                                 Fund               Pool

Sources of Participants' Equity:
   Contributions:
         Employee                              $826,080           $158,523
         Employer                                     0                  0
         Fund-to-Fund Transfers               (792,296)          1,130,697
         Plan-to-Plan Transfers                (79,845)             26,171
         Loan Repayments                        219,925             38,916
                                            -----------         ----------
                                                173,864          1,354,307
                                            -----------         ----------
   Investment Income:
       Dividend and Interest Income             637,128                  0
       Net Change in Fair Value of
         Investments                                  0            115,245
                                            -----------         ----------
                                                637,128            115,245
                                            -----------         ----------
Application of Participants' Equity:
       Loans to Participants                    296,619              6,180
       Distributions to Active and
         Terminated Participants                708,412              4,665
       Administrative and Miscellaneous
         Expenses                                 8,606                  0
                                            -----------         ----------
                                              1,013,637             10,845
                                            -----------         ----------
Increase (Decrease) in Net Assets
   Available for Benefits                     (202,645)          1,458,707

Net Assets Available for Benefits,
   Beginning of Year                         11,000,610                  0
                                            -----------         ----------
Net Assets Available for Benefits,
   End of Year                              $10,797,965         $1,458,707
                                            ===========         ==========

See Accompanying Notes to Financial Statements

ILLINOIS POWER COMPANY
INCENTIVE SAVINGS PLAN FOR EMPLOYEES COVERED
UNDER A COLLECTIVE BARGAINING AGREEMENT


Statement of Changes in Net Assets Available for Benefits with Fund Information for the Year Ended December 31, 1997

                                               Founders             USAA
                                                Growth           International
                                                 Fund               Fund
Sources of Participants' Equity:
   Contributions:
         Employee                             $55,563            $22,288
         Employer                                   0                  0
         Fund-to-Fund Transfers               453,971            152,428
         Plan-to-Plan Transfers               (3,189)            (1,035)
         Loan Repayments                        8,491              2,816
                                             --------           --------
                                              514,836            176,497
                                             --------           --------
   Investment Income:
       Dividend and Interest Income            70,420             11,742
       Net Change in Fair Value of
         Investments                         (50,169)           (12,725)
                                             --------           --------
                                               20,251              (983)
                                             --------           --------
Application of Participants' Equity:
       Loans to Participants                    2,982                833
       Distributions to Active and
         Terminated Participants                    0                  0
       Administrative and Miscellaneous
         Expenses                                   0                  0
                                             --------           --------
                                                2,982                833
                                             --------           --------
Increase (Decrease) in Net Assets
   Available for Benefits                     532,105            174,681

Net Assets Available for Benefits,
   Beginning of Year                                0                  0
                                             --------           --------
Net Assets Available for Benefits,
   End of Year                               $532,105           $174,681
                                             ========           ========

See Accompanying Notes to Financial Statements

ILLINOIS POWER COMPANY
INCENTIVE SAVINGS PLAN FOR EMPLOYEES COVERED
UNDER A COLLECTIVE BARGAINING AGREEMENT


Statement of Changes in Net Assets Available for Benefits with Fund Information for the Year Ended December 31, 1997

                                                  Warburg
                                                  Pincus            Fidelity
                                                  Emerging         Brokerage
                                                   Growth            Link

Sources of Participants' Equity:
   Contributions:
         Employee                             $35,886             $3,821
         Employer                                   0                  0
         Fund-to-Fund Transfers               268,869            560,341
         Plan-to-Plan Transfers               (1,375)                  0
         Loan Repayments                        2,154             11,000
                                             --------           --------
                                              305,534            575,162
                                             --------           --------
   Investment Income:
       Dividend and Interest Income            19,181                 33
       Net Change in Fair Value of
         Investments                            4,894                  0
                                             --------           --------
                                               24,075                 33
                                             --------           --------
Application of Participants' Equity:
       Loans to Participants                      840                  0
       Distributions to Active and
         Terminated Participants                    0                  0
       Administrative and Miscellaneous
         Expenses                                   0             57,920
                                             --------           --------
                                                  840             57,920
                                             --------           --------
Increase (Decrease) in Net Assets
   Available for Benefits                     328,769            517,275

Net Assets Available for Benefits,
   Beginning of Year                                0                  0
                                             --------           --------
Net Assets Available for Benefits,
   End of Year                               $328,769           $517,275
                                             ========           ========

See Accompanying Notes to Financial Statements

ILLINOIS POWER COMPANY
INCENTIVE SAVINGS PLAN FOR EMPLOYEES COVERED
UNDER A COLLECTIVE BARGAINING AGREEMENT


Statement of Changes in Net Assets Available for Benefits with Fund Information for the Year Ended December 31, 1997

                                                  Total All
                                                     Funds
Sources of Participants' Equity:
   Contributions:
         Employee                                 $6,030,469
         Employer                                  1,762,154
         Fund-to-Fund Transfers                            0
         Plan-to-Plan Transfers                  (1,106,265)
         Loan Repayments                             255,605
                                                 -----------
                                                   6,941,963
                                                 -----------
   Investment Income:
       Dividend and Interest Income                7,438,932
       Net Change in Fair Value of
         Investments                               3,894,776
                                                 -----------
                                                  11,333,708
                                                 -----------
Application of Participants' Equity:
       Loans to Participants                               0
       Distributions to Active and
         Terminated Participants                   3,812,945
       Administrative and Miscellaneous
         Expenses                                    112,276
                                                 -----------
                                                   3,925,221
                                                 -----------
Increase (Decrease) in Net Assets
   Available for Benefits                         14,350,450

Net Assets Available for Benefits,
   Beginning of Year                              80,372,837
                                                 -----------
Net Assets Available for Benefits,
   End of Year                                   $94,723,287
                                                 ===========

See Accompanying Notes to Financial Statements

ILLINOIS POWER COMPANY
INCENTIVE SAVINGS PLAN FOR EMPLOYEES COVERED
UNDER A COLLECTIVE BARGAINING AGREEMENT


Statement of Changes in Net Assets Available for Benefits with Fund Information for the Year Ended December 31, 1996

                                                Guaranteed          Illinova
                                                Investment            Stock
                                                  Fund                Fund

Sources of Participants' Equity:
   Contributions:
         Employee                                     $0            $90,279
         Employer                                      0          2,382,672
Fund-to-Fund Transfers                       (2,981,245)          (848,173)
         Plan-to-Plan Transfers                  (8,632)          (240,896)
         Loan Repayments                               0             26,373
                                              ----------        -----------
                                             (2,989,877)          1,410,255
                                              ----------        -----------
   Investment Income:
       Dividend and Interest Income               70,766            948,221
       Net Change in Fair Value of
         Investments                                   0        (2,217,798)
                                              ----------        -----------
                                                  70,766        (1,269,577)
                                              ----------        -----------
Application of Participants' Equity:
       Loans to Participants                      38,495             50,774
       Distributions to Active and
         Terminated Participants                 411,319          2,894,763
       Administrative and Miscellaneous
         Expenses                                      0             28,186
                                              ----------        -----------
                                                 449,814          2,973,723
                                              ----------        -----------
Increase (Decrease) in Net Assets
   Available for Benefits                    (3,368,925)        (2,833,045)

Net Assets Available for Benefits,
   Beginning of Year                           3,368,925         27,099,470
                                              ----------        -----------
Net Assets Available for Benefits,
   End of Year                                        $0        $24,266,425
                                              ==========        ===========

See Accompanying Notes to Financial Statements

ILLINOIS POWER COMPANY
INCENTIVE SAVINGS PLAN FOR EMPLOYEES COVERED
UNDER A COLLECTIVE BARGAINING AGREEMENT


Statement of Changes in Net Assets Available for Benefits with Fund Information for the Year Ended December 31, 1996

                                                Fidelity           Fidelity
                                                 Equity           Retirement
                                                 Income             Growth
                                                  Fund               Fund

Sources of Participants' Equity:
   Contributions:
         Employee                             $1,611,289         $1,998,396
         Employer                                      0                  0
         Fund-to-Fund Transfers                  957,251          (146,654)
         Plan-to-Plan Transfers                (196,008)          (131,997)
         Loan Repayments                         304,888            437,071
                                             -----------        -----------
                                               2,677,420          2,156,816
                                             -----------        -----------
   Investment Income:
       Dividend and Interest Income              998,419          2,251,091
       Net Change in Fair Value of
         Investments                           1,641,238          (850,496)
                                             -----------        -----------
                                               2,639,657          1,400,595
                                             -----------        -----------
Application of Participants' Equity:
       Loans to Participants                     435,167            625,882
       Distributions to Active and
         Terminated Participants               1,353,351          1,538,229
       Administrative and Miscellaneous
         Expenses                                  5,076              1,362
                                             -----------        -----------
                                               1,793,594          2,165,473
                                             -----------        -----------
Increase (Decrease) in Net Assets
   Available for Benefits                      3,523,483          1,391,938

Net Assets Available for Benefits,
   Beginning of Year                          12,724,309         17,061,240
                                             -----------        -----------
Net Assets Available for Benefits,
   End of Year                               $16,247,792        $18,453,178
                                             ===========        ===========

See Accompanying Notes to Financial Statements

ILLINOIS POWER COMPANY
INCENTIVE SAVINGS PLAN FOR EMPLOYEES COVERED
UNDER A COLLECTIVE BARGAINING AGREEMENT


Statement of Changes in Net Assets Available for Benefits with Fund Information for the Year Ended December 31, 1996

                                                                   Fidelity
                                                                     Asset
                                                                    Manager
                                                  Loan              Income
                                                  Fund                Fund
Sources of Participants' Equity:
   Contributions:
         Employee                                     $0         $60,867
         Employer                                      0               0
         Fund-to-Fund Transfers                        0          18,713
         Plan-to-Plan Transfers                 (34,288)         (1,766)
         Loan Repayments                       (917,816)           7,933
                                              ----------        --------
                                               (952,104)          85,747
                                              ----------        --------
   Investment Income:
       Dividend and Interest Income                    0          20,552
       Net Change in Fair Value of
         Investments                                   0             367
                                              ----------        --------
                                                       0          20,919
                                              ----------        --------
Application of Participants' Equity:
       Loans to Participants                 (1,631,328)           6,598
       Distributions to Active and
         Terminated Participants                 191,924          67,933
       Administrative and Miscellaneous
         Expenses                                     56               0
                                              ----------        --------
                                             (1,439,348)          74,531
                                              ----------        --------
Increase (Decrease) in Net Assets
   Available for Benefits                        487,244          32,135

Net Assets Available for Benefits,
   Beginning of Year                           2,257,400         273,524
                                              ----------        --------
Net Assets Available for Benefits,
   End of Year                                $2,744,644        $305,659
                                              ==========        ========

See Accompanying Notes to Financial Statements

ILLINOIS POWER COMPANY
INCENTIVE SAVINGS PLAN FOR EMPLOYEES COVERED
UNDER A COLLECTIVE BARGAINING AGREEMENT


Statement of Changes in Net Assets Available for Benefits with Fund Information for the Year Ended December 31, 1996

                                               Fidelity
                                                Asset             Fidelity
                                                Manager             Asset
                                                Growth             Manager
                                                 Fund               Fund
Sources of Participants' Equity:
   Contributions:
         Employee                              $331,775           $407,265
         Employer                                     0                  0
         Fund-to-Fund Transfers                 135,815          (118,016)
         Plan-to-Plan Transfers                (45,836)           (50,856)
         Loan Repayments                         47,568             54,051
                                             ----------         ----------
                                                469,322            292,444
                                             ----------         ----------
   Investment Income:
       Dividend and Interest Income             196,481            266,963
       Net Change in Fair Value of
         Investments                            140,898            117,051
                                             ----------         ----------
                                                337,379            384,014
                                             ----------         ----------
Application of Participants' Equity:
       Loans to Participants                     54,214             75,020
       Distributions to Active and
         Terminated Participants                209,046            456,167
       Administrative and Miscellaneous
         Expenses                                    46                 85
                                             ----------         ----------
                                                263,306            531,272
                                             ----------         ----------
Increase (Decrease) in Net Assets
   Available for Benefits                       543,395            145,186

Net Assets Available for Benefits,
   Beginning of Year                          1,871,215          3,312,861
                                             ----------         ----------
Net Assets Available for Benefits,
   End of Year                               $2,414,610         $3,458,047
                                             ==========         ==========

See Accompanying Notes to Financial Statements

ILLINOIS POWER COMPANY
INCENTIVE SAVINGS PLAN FOR EMPLOYEES COVERED
UNDER A COLLECTIVE BARGAINING AGREEMENT


Statement of Changes in Net Assets Available for Benefits with Fund Information for the Year Ended December 31, 1996

                                                                   Fidelity
                                                 Fidelity          Managed
                                               International        Income
                                                 Growth and       Portfolio
                                                 Income Fund         Fund
Sources of Participants' Equity:
   Contributions:
         Employee                              $238,051            $854,699
         Employer                                     0                   0
         Fund-to-Fund Transfers                   4,543           2,977,766
         Plan-to-Plan Transfers                (59,534)            (69,683)
         Loan Repayments                         45,934             209,433
                                             ----------         -----------
                                                228,994           3,972,215
                                             ----------         -----------
   Investment Income:
       Dividend and Interest Income              45,771             548,224
       Net Change in Fair Value of
         Investments                            106,229                   0
                                             ----------         -----------
                                                152,000             548,224
                                             ----------         -----------
Application of Participants' Equity:
       Loans to Participants                     43,343             301,835
       Distributions to Active and
         Terminated Participants                102,845           2,055,631
       Administrative and Miscellaneous
         Expenses                                   131               8,592
                                             ----------         -----------
                                                146,319           2,366,058
                                             ----------          ----------
Increase (Decrease) in Net Assets
   Available for Benefits                       234,675           2,154,381

Net Assets Available for Benefits,
   Beginning of Year                          1,247,197           8,846,229
                                             ----------         -----------
Net Assets Available for Benefits,
   End of Year                               $1,481,872         $11,000,610
                                             ==========         ===========

See Accompanying Notes to Financial Statements

ILLINOIS POWER COMPANY
INCENTIVE SAVINGS PLAN FOR EMPLOYEES COVERED
UNDER A COLLECTIVE BARGAINING AGREEMENT


Statement of Changes in Net Assets Available for Benefits with Fund Information for the Year Ended December 31, 1996

                                                 Total All
                                                   Funds
Sources of Participants' Equity:
   Contributions:
         Employee                                $5,592,621
         Employer                                 2,382,672
         Fund-to-Fund Transfers                           0
         Plan-to-Plan Transfers                   (839,496)
         Loan Repayments                            215,435
                                                -----------
                                                  7,351,232
                                                -----------
   Investment Income:
       Dividend and Interest Income               5,346,488
       Net Change in Fair Value of
         Investments                            (1,062,511)
                                                -----------
                                                  4,283,977
                                                -----------
Application of Participants' Equity:
       Loans to Participants                              0
       Distributions to Active and
         Terminated Participants                  9,281,208
       Administrative and Miscellaneous
         Expenses                                    43,534
                                                -----------
                                                  9,324,742
                                                -----------
Increase (Decrease) in Net Assets
   Available for Benefits                         2,310,467

Net Assets Available for Benefits,
   Beginning of Year                             78,062,370
                                                -----------
Net Assets Available for Benefits,
   End of Year                                  $80,372,837
                                                ===========

See Accompanying Notes to Financial Statements

                             ILLINOIS POWER COMPANY
                             INCENTIVE SAVINGS PLAN
                          FOR EMPLOYEES COVERED UNDER A
                         COLLECTIVE BARGAINING AGREEMENT


                          NOTES TO FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF PLAN:

       General:

       The Illinois Power Company Incentive Savings Plan for Employees Covered Under a Collective Bargaining Agreement (the Plan) is sponsored and administered by Illinois Power Company (the Company). The Plan became effective as of January 1, 1987. Assets of the Plan are held and managed by a Trustee. Effective July 1, 1995, Fidelity Management Trust Company of Boston, Massachusetts became trustee and custodian. The purpose of the Plan is to enable participants to invest a portion of their salaries in tax-deferred savings pursuant to section 401(k) of the Internal Revenue Code (IRC). The Plan is subject to and in compliance with the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) as amended.

       Illinois Power Company is a wholly-owned subsidiary of Illinova Corporation (Illinova). Although Illinois Power Company remains the sponsor and administrator of the Plan, all shares of stock contributed to participants' accounts or held in the Stock Fund are shares of Illinova.

       Participation:

       All employees of the Company who are covered under a collective bargaining agreement are eligible to participate in the Plan. Participation is voluntary. Active participation ceases upon termination of employment with the Company. Former employees can choose to liquidate their accounts or to leave them in the Plan. Earnings will continue to accrue on undistributed accounts. All accounts, whether for active or former employees, are fully vested.

       Plan Changes and Amendments:

       As of June 30, 1994, the administrator started phasing out the Guaranteed Investment Contract (GIC) option. No funds were contributed or transferred to the GIC after that date. Funds in the guaranteed investment contract were eligible to remain there until June 30, 1996, at which time the contract matured and the remaining funds were transferred to the Managed Income Portfolio.

       Effective April 1, 1997, new contributions and balances transferred from other options could be invested in five new alternatives. The one new Fidelity fund was the Fidelity U.S. Equity Index Commingled Pool. Three mutual funds managed by other firms include the Founders Growth Fund, USAA International Fund, and the Warburg Pincus Emerging Growth Fund. In addition, participants are able to buy individual stocks and make other investment choices. Additional fees apply for this service which is called Fidelity Brokerage Link. Fidelity Management Trust Company will continue to handle transactions and serve employees accounts, regardless of which funds the participant invests in.

       New contributions could also be made, or balances transferred to, the Stock Fund, the Fidelity Equity Income Fund, the Fidelity Retirement Growth Fund, the Fidelity Asset Manager Income Fund, the Fidelity Asset Manager Growth Fund, the Fidelity Asset Manager Fund, the Fidelity International Growth and Income Fund, or the Fidelity Managed Income Portfolio Fund, which were not affected by the changes.

       Effective June 1997, the Plan was amended to reflect the change to daily valuation and elections through telephonic delivery; permit participants to request a loan from amounts that have been rolled over to the Plan; clarify that if a participant's additions exceeds the limits of section 415 of the IRC, correction will first be made by distributing the participant's after-tax and 401(k) contributions; and clarify that a participant must be an active employee on the last day of the plan year to receive a Company Incentive Contribution for that plan year.

       Contributions:

       Participants may make before-tax contributions by payroll deduction up to the legal dollar limit. Participants may also make after-tax contributions in cash or by payroll deduction. Total contributions are limited to the applicable percentage limit set by law. A participant may also "roll-over" into the Plan amounts previously invested in another retirement plan.

       Participants have the option of investing their contributions into any or all of the investment funds in the proportions they choose. They may change their investment options or transfer amounts from fund to fund at any time. Amounts are transferred between plans as participants change jobs. These transfers are shown in the Statement of Changes in Net Assets Available for Benefits with Fund Information as Plan-to-Plan Transfers.

       The Company contributes a monthly matching contribution to the Plan equal to 50% of the first $80 of the participants' monthly before-tax contributions and 25% of the balance of deferrals per month, up to 6% of the employee's base earnings for the month. All Company matching contributions are paid in units of Illinova common stock and are contained in the Stock Fund. Dividends on stock held in the Stock Fund are also invested in the Stock Fund.

       The Company has an Incentive Compensation arrangement in which all employees can earn cash and Illinova stock if specified performance goals are met. Units awarded under the Incentive Compensation arrangement are held in the Stock Fund. Dividends earned on these units are also invested in the Stock Fund.

       Shares previously held in the Tax Reduction Act Stock Ownership Plan (TRASOP), which was eliminated in 1988, are also held in the Stock Fund.

       ESOP:

       In October 1990, the Board of Directors authorized amendments to the Incentive Savings Plan to provide for the implementation of an Employee Stock Ownership Plan (ESOP) arrangement. Under this arrangement, the Company, pursuant to authorization granted by the Illinois Commerce Commission (ICC), loaned $35 million to the Trustee of the ESOP in January 1991. The loan proceeds were used to purchase 2,031,445 shares of the Company's common stock on the open market. These shares are held in a suspense account under the Plans and are being distributed to the accounts of participating employees as the loan is repaid by the Trustee with funds contributed by Illinois Power, together with dividends on the shares acquired with the loan proceeds. The shares are allocated to the accounts of eligible participating employees as they are earned through the Match or Incentive Compensation features of the Plan.

       As of December 31, 1997, 290,675 and 340,566 shares have been allocated to bargaining unit employees for Company Match and Incentive Compensation, respectively.

       Distributions:

       Distributions as provided for in the Plan are made to retired Plan participants or their beneficiaries. Distributions must begin by April 1st of the calendar year following the later of the calendar year in which the employee reaches age 70 1/2 or the calendar year in which the employee retires. All distributions are made in the form of cash and/or Illinova common stock.

       Forfeitures:

       Each participant is responsible for supplying the Company with a current address. If the address of the participant (or the participant's beneficiary in the event of participant's death) is not known to the Company within four years (three years in the event of participant's death) of the date on which distribution may first be made, the adjusted balance in the participant's account shall be deemed a forfeiture and shall be used to reduce matching contributions and company incentive contributions. In the event that the participant or beneficiary makes a valid claim for the forfeited amount, the benefits shall be reinstated.

       Loans:

       The Plan allows participants to borrow from their before-tax and TRASOP accounts an amount not to exceed the lesser of $50,000 reduced by the excess of the highest outstanding balance of loans during the one-year period before the date the loan is made over the outstanding balance of loans on the date the loan is made or 50% of the vested account balance. Interest is charged on these loans at a rate commensurate with interest rates charged by persons in the business of lending money for similar type loans. For 1997 and 1996, the interest rate was 9.50% and 9.25%, respectively.

       All loans made will mature and be payable in full no earlier than one year and no later than five years from the date of the loan. An exception exists when the loan is used by the participant to acquire his or her principal residence. In this case, the loan will mature and be payable in full no earlier than one year and no later than ten years from the date of the loan. Loan repayments are made by payroll deductions authorized by the participant and by optional cash payments. Interest paid on the loan is credited to the participant's account. The Trustee maintains a Loan Fund to hold the balances of participants' loans.

       Plan Termination:

       It is expected that the Plan will be continued, but the right to amend, modify or terminate the Plan is reserved by the Company provided that such action does not retroactively and adversely affect the rights of any participant or beneficiary under the Plan.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

       Basis of Accounting:

       The accompanying Plan financial statements are prepared on the accrual basis of accounting.

       Investments:

       The guaranteed investment fund is valued at contract value as reported to the Plan by the Trustee. Participant notes receivable included in the loan fund are valued at cost, which approximates fair value. Other investments are stated at current value based on the latest quoted market price.

       Income:

       Interest and dividend income is accrued as earned.

       Net appreciation (depreciation) of investments is comprised of realized and unrealized gains and losses. Realized gains or losses represent the difference between proceeds received upon sale and the average cost of the investment. Unrealized gain or loss is the difference between market value and cost of investments retained in the Plan (at financial statement date). For the purpose of allocation to participants, the Illinova common stock is valued by the Plan at actual cost; however, current value is used at the time of distribution to participants and results in a realized gain or loss as reflected in the Statement of Changes in Net Assets Available for Benefits with Fund Information.

       Expenses:

       Certain expenses incurred in the administration of the Plan are paid by the Plan rather than the Company. The expenses paid by the Plan include ESOP record keeping fees and trustee administrative fees. All other expenses incurred in the operation of the Plan are paid by the Company.

       Income Taxes:

       The Internal Revenue Service has determined and informed the Company by a letter dated January 8, 1996, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

       Use of Estimates:

       The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

NOTE 3 - INVESTMENTS

     Plan investments are received, invested and held by the Trustee. Individual investments that represent 5% or more of the Plan's net assets available for benefits include:

                                                    December 31, 1997

Investments at Fair
Value as Determined by
Quoted Market Price
                                          Units        Value            Cost

Illinova Common Stock                    890,194     $23,978,597     $18,813,033

Fidelity Equity Income
Fund                                     434,913     $22,793,804     $16,044,188

Fidelity Retirement
Growth Fund                            1,225,106     $20,643,042     $21,559,849

Fidelity Managed Income
Portfolio Fund                        10,751,250     $10,751,250     $10,751,250



                                                    December 31, 1996

Investments at Fair
Value as Determined by
Quoted Market Price
                                          Units         Value          Cost

Illinova Common Stock                    829,509     $22,811,497     $18,146,391

Fidelity Equity Income
Fund                                     377,172     $16,154,296     $12,638,120

Fidelity Retirement
Growth Fund                            1,061,265     $18,349,277     $18,759,454

Fidelity Managed Income
Portfolio Fund                        10,955,488     $10,955,488     $10,955,488

NOTE 4 - TRANSACTIONS WITH PARTIES-IN-INTEREST

     Fidelity Management Trust Company, the Trustee for the Plan, purchased shares of Illinova Common Stock at a cost of $2,725,418 in 296 transactions and sold shares, the proceeds of which totaled $2,160,029, in 286 transactions. The net gain on these sales was $168,345. The transactions are allowable party-in-interest transactions under Section 408(3) of ERISA and the regulations thereunder.

     The majority of the assets of the Plan are invested in Fidelity Investments mutual funds. The Plan also invests in a short-term money market fund, the Fidelity Investments Cash Portfolio. The transactions with these Fidelity funds are allowable party-in-interest transactions under Section 408(b)(8) of ERISA and the regulations thereunder. The number of purchase transactions with each fund and the dollar amount of purchases for each fund as of December 31, 1997 are listed below:

                                                   Purchase         Purchase
Fund                                             Transactions        Amount

Fidelity Equity Income Fund                           223          $5,265,201

Fidelity Retirement Growth Fund                       221          $6,196,075

Fidelity Asset Manager Income Fund                     91          $  209,091

Fidelity Asset Manager Growth Fund                    147          $1,180,149

Fidelity Asset Manager Fund                           165          $  872,657

Fidelity International Growth and
Income Fund                                           140          $  426,978

Fidelity Managed Income Portfolio
Fund                                                  171          $2,703,562

Fidelity US Equity Index
Commingled Pool                                       117          $1,499,919

Founders Growth Fund                                   90          $  635,451

USAA International Fund                                68          $  228,209

Warburg Pincus Emerging Growth                         73          $  363,917

Fidelity Brokerage Link                                36          $  624,451

Cash Portfolio                                        137          $2,684,825

     The number of sales transactions with each fund, the dollar amount of sales, and the gain on these sales for each fund as of December 31, 1997 are shown below:

                                            Sales
                                            Trans-       Sales
Fund                                       actions       Amount      Gain/(Loss)

Fidelity Equity Income Fund                  190       2,443,380        $584,247

Fidelity Retirement Growth
Fund                                         211      $3,607,142        $211,462

Fidelity Asset Manager Income
Fund                                          38      $   73,372        $  3,720

Fidelity Asset Manager Growth
Fund                                         101      $  503,896        $ 91,221

Fidelity Asset Manager Fund                  141      $  767,836        $106,706

Fidelity International Growth
and Income Fund                              103      $  446,507        $ 51,994

Fidelity Managed Income
Portfolio Fund                               197      $2,907,799               0

Fidelity US Equity Index
Commingled Pool                               22      $  172,558        $ 12,204

Founders Growth Fund                          13      $   59,856       $   (458)

USAA International Fund                       10      $   42,584        $  1,994

Warburg Pincus Emerging
Growth                                         9      $   42,809        $  1,274

Fidelity Brokerage Link                      166      $  108,304               0

Cash Portfolio                               231      $2,711,433               0

                                                             Item 27a Schedule I

                             Illinois Power Company
                             Incentive Savings Plan
                          for Employees Covered Under a
                         Collective Bargaining Agreement

                 Schedule of Assets Held for Investment Purposes
                                December 31, 1997


Identity of Issue/                                                   Current
Description of Investment                           Cost              Value

*Illinova Common Stock                          $18,813,033       $23,978,597

*Fidelity Equity Income Fund                     16,044,188        22,793,804

*Fidelity Retirement Growth Fund                 21,559,849        20,643,042

*Fidelity Asset Manager Income Fund                 431,365           453,190

*Fidelity Asset Manager Growth Fund               2,901,840         3,392,633

*Fidelity Asset Manager Fund                      3,363,735         3,930,020

*Fidelity International Growth and
 Income Fund                                      1,370,994         1,467,400

*Fidelity Managed Income Portfolio
 Fund                                            10,751,250        10,751,250

*Fidelity US Equity Index
 Commingled Pool                                  1,339,565         1,442,606

*Founders Growth Fund                               575,137           525,426

*USAA International Fund                            187,619           172,900

*Warburg Pincus Emerging Growth                     322,382           326,002

*Fidelity Brokerage Link                            590,961           516,147

**Participant Loans                               3,178,759         3,178,759
                                                  ---------         ---------

                                                $81,430,677       $93,571,776
                                                ===========       ===========

*A party-in-interest to the Plan
**Interest rates on loans range
from 7% to 11%

                                                                                                                Item 27d Schedule II


                                                                    Illinois Power Company
                                                                    Incentive Savings Plan
                                                                 for Employees Covered Under a
                                                                Collective Bargaining Agreement

                                                             Schedule of Reportable Transactions *
                                                             for the Year Ended December 31, 1997



                                                                             Expense                         Current
Identity of                                                                 Incurred                         Value of
Party Involved/                   Purchase        Selling        Lease         with           Cost of         Asset on
Description of Asset               Price           Price         Rental        Trans          Asset           Trans Dt      Net Gain


Illinova Common Stock           $2,725,418      $2,160,029       N/A            N/A         $1,991,684      $2,160,029      $168,345

Fidelity Equity
Income Fund                     $5,265,201      $2,443,380       N/A            N/A         $1,859,133      $2,443,380      $584,247

Fidelity Retirement
Growth Fund                     $6,196,075      $3,607,142       N/A            N/A         $3,395,680      $3,607,142      $211,462

Fidelity Managed
Income Portfolio Fund           $2,703,562      $2,907,799       N/A            N/A         $2,907,799      $2,907,799             0


* Transactions or series of transactions in excess of 5% of the current value of the Plan's assets as of December 31, 1996 as defined in Section 2520.103-6 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA.


     SIGNATURE


        Pursuant to the requirements of the Securities Exchange Act of 1934, Illinois Power Company has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                                 Illinois Power Company
                                                 Incentive Savings Plan
                                                 for Employees Covered Under a
                                                 Collective Bargaining Agreement


                                                 by /S/ Kim B. Leftwich
                                                 Kim B. Leftwich
                                                 Vice-President

        Date: June 17, 1998

                                  EXHIBIT INDEX

                             Exhibits Filed Herewith




            Exhibit No.                    Description

                 1                         Consent of Independent Accountants

                                                                       Exhibit 1

                       CONSENT OF INDEPENDENT ACCOUNTANTS



We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 33-60278 of Illinova Corporation of our report on the Illinois Power Company Incentive Savings Plan for Employees Covered Under a Collective Bargaining Agreement for the year ended December 31, 1997, dated June 12, 1998, which is incorporated by reference in this Form 11-K.






by /s/ Price Waterhouse LLP

St. Louis, Missouri
June 12, 1998